EXHIBIT 6

Media Release

24 June 2003

Mayne acquires Melbourne Ultrasound for Women

Mayne Group Limited today announced that it had signed an agreement to purchase the assets of Melbourne Ultrasound for Women.

The business provides comprehensive diagnostic ultrasound services in obstetrics and gynaecology from sites in Carlton and Hampton. The acquisition complements Mayne’s existing diagnostic business in Victoria and it expands Mayne’s presence in specialist women’s imaging that was established at the Prince of Wales campus in Sydney in November last year.

The forecast revenues for the year ending June 2004 are $3.5 million. The transaction is expected to be completed in July 2003.

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